Exhibit 12.1

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions, except ratios)
Earnings:
Income before income taxes and cumulative effect of accounting changes	$2,513	$2,738	$3,547	$3,479	$1,816	$1,210	$685
Add: Fixed charges	298	310	407	401	410	406	444
Less: Interest capitalized	(38)	(34)	(47)	(31)	(23)	(24)	(21)

Total	$2,773	$3,014	$3,907	$3,849	$2,203	$1,592	$1,109

Fixed charges:
Interest expense, net	$46	$59	$75	$90	$107	$107	$126
Add: Interest capitalized	38	34	47	31	23	24	21

Gross interest expense	$84	$93	$122	$121	$130	$131	$147
Add: Interest factor of operating lease expense	214	217	284	280	280	275	298

Total	$298	$310	$406	$401	$410	$406	$444

Ratio of earnings to fixed charges	9.31	9.72	9.62	9.60	5.37	3.92	2.49